

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

March 20, 2008

Mr. Glen Hjort
Chief Financial Officer
MPM Technologies, Inc.
199 Pomeroy Road
Parsippany, New Jersey 07054

> **Re:** **MPM Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Response Letter Dated February 25, 2008**
> **File No. 0-14910**

Dear Mr. Hjort:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. We note that you indicated in your response that you will submit your letter of correspondence dated October 28, 2007 on EDGAR as soon as practicable. We also note that your February 25, 2008 response letter received by facsimile is incorrectly dated February 25, 2007. Please correct this date and submit your letters of correspondence, dated October 28, 2007 and February 25, 2008, on EDGAR without delay.

Financial Statements

Note 11 – Mineral Properties

2.   We note you have not complied with prior comment two, asking that you show
        how you are able to support the recoverability of your mineral property
        investment following the guidance for impairment testing under SFAS 144 and
        EITF 04-3. Your proposed disclosure revisions only list the indicators in
        paragraph 8 of SFAS 144 that would require a long-lived asset to be tested for
        impairment. You have not indicated how you have estimated the fair value of the
        property relative to its carrying value, in accordance with paragraphs 16 through
        21 of SFAS 144. Please submit your impairment analysis, including all
        assumptions used, as of December 31, 2006. You may contact us by telephone if
        you require further clarification. We re-issue prior comment two.

Note 12 – Prepaid Royalty

3.   We have read your response to prior comment three in which you represent that
        you meet the criteria in paragraph 5 of FIN 39 for the right to offset the note
        receivable, which you re-characterized as a prepaid royalty, from the inventor of
        the Skygas technology, against accrued liabilities payable to the inventor. We
        understand that you will be making the necessary adjustments to your financial
        statements and revising your disclosure under this heading to describe how you
        have recorded this amount.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief